Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

July 30, 2008

Ms. Laura E. Hatch Staff Accountant Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

RE:	The Gabelli Global Deal Fund – File Nos. 333-149864 and 811-21423

Dear Ms. Hatch:

The Gabelli Global Deal Fund (the "Fund") has authorized us to make the following responses to your questions with respect to its Amended Registration Statement on Form N-2 that was filed July 11, 2008 (the "Registration Statement").  Your questions are set forth below and our response follows each respective question in italics.

1.	Does the rights offering for preferred shares that was included in the Registration Statement contemplate both variable and fixed rate preferred shares?

The rights can be issued for both variable and fixed rate preferred shares. The current language states that “The dividend rate will be ___% per year.” (p. P-12 of the Prospectus Supplement for the Rights Offering).  Per your suggestion, we will add the following language: “or, in the event that variable rate preferred shares are offered,  ___ month LIBOR  + ___ basis points.”

Ms. Laura E. Hatch
July 30, 2008

2.
In an offering for common shares, the registrant undertakes to suspend the offering of shares until the prospectus is amended if there is a subsequent 10% drop in NAV after the effective date of the registration statement-is there a similar undertaking that should be made for a rights offering for preferred shares?

The rights offering for preferred shares would not affect the NAV of the common shares and thus we believe no such undertaking is necessary.

3.
According to SEC rules and releases thereunder, a rights offering for common shares can only be offered at a maximum of 3 rights per 1 common share. Does the same ratio apply to rights offering of preferred shares?

Rights offerings for preferred shares are not subject to this ratio, as again the rights offering does not impact the NAV of the common shares.

If you have any further questions or concerns, please feel free to call me at (212) 735-2775.

Sincerely,

/s/ Zev Wexler, Esq.